Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 25, 2007 at 12:00 pm

AMER SPORTS CORPORATION: BOND ISSUE, EUR 150 MILLION

Amer Sports Corporation has issued two private placement bonds targeted at Finnish institutional investors. The total amount of bonds was EUR 150 million with maturities of two and four years. Both bonds have a variable interest rate.

The arrangers were Nordea Bank Finland plc and OKO Bank plc. The bonds will not be listed in the stock exchange.

The bonds are a part of customary debt restructuring.

More information:
Mr Esko Heinälehto, Group Treasurer, tel. +358 9 7257 8258,
esko.heinalehto@amersports

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com


07023973

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.